                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              Barnes & Noble, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    067774109
                                 (CUSIP Number)


 J.M. Hessels, Vendex International N.V., De Klencke 6, 1083 HH Amsterdam, The
                        Netherlands, 011-31-20-549-0490
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 8, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


------------------------------------
CUSIP NO.    067774109
------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vendex International N.V.
             98:0073258
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

             Not Applicable
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

             Not Applicable
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             The Netherlands
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
     NUMBER OF
      SHARES                   None
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH           8    SHARED VOTING POWER
     REPORTING
      PERSON                   None
       WITH
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                               None

                   -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                               None

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             None
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

             Not Applicable
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 5
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D

            This Amendment No. 4 to the Schedule 13D of Vendex International N.V., a corporation organized under the laws of the Netherlands ("Vendex"), dated July 27, 1995, as amended by Amendment No. 1 thereto dated July 2, 1996, Amendment No. 2 thereto dated March 6, 1997 and Amendment No. 3 thereto dated March 26, 1997 (the "Schedule 13D"), in respect of shares of Common Stock, par value $.001 per share, of Barnes & Noble, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D as indicated below.

            Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


      Item 3.  Source and Amount of Funds
               or Other Consideration.

            Item 3 is hereby amended to incorporate the following paragraph:

      On April 8, 1997 Vendex sold 1,820,386 shares of Common Stock, representing all of the Common Stock owned by Vendex as of such date, at a price of $33.2225 per share in an underwritten public offering pursuant to a Registration Statement filed by the Issuer with respect to such shares.


      Item 4.  Purpose of Transaction.

            Item 4 is hereby amended to read in its entirety as follows:

      On April 8, 1997 Vendex sold 1,820,386 shares of Common Stock, representing all of the Common Stock owned by Vendex as of such date, at a price of $33.2225 per share in an underwritten public offering pursuant to a Registration Statement filed by the Issuer with respect to such shares.

      Vendex does not have any present plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of the instructions to Item 4.


      Item 5.  Interest in Securities of the Issuer.

            Item 5 is hereby amended to read in its entirety as follows:

            (a) As of the date hereof, Vendex does not beneficially own any shares of the Common Stock.


                                Page 3 of 5 Pages
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            Each of Drs. W.C.J. Angenent, Member of the Board of Management and
Chief Financial Officer of Vendex, and Mr. J.M. Hessels, Member of the Board of Management and Chief Executive Officer of Vendex, owns 1,000 shares of the Common Stock. In addition, each of Drs. W.C.J. Angenent and Mr. J.M. Hessels were granted options to purchase 20,000 shares of the Common Stock at a price of $24.375 per share pursuant to the Issuer's 1996 Incentive Plan (the "Incentive Plan"). Options to purchase 10,000 of such shares are currently exercisable, and options to purchase an additional 5,000 of such shares will become exercisable on each of January 16, 1998 and January 16, 1999 subject to the terms and conditions thereof and of the Incentive Plan.

            To Vendex's knowledge, none of its other executive officers or directors beneficially owns any Common Stock and none of its other executive officers or directors has the right to acquire any Common Stock.

            (b) As of the date hereof, Vendex does not beneficially own any shares of the Common Stock. Therefore, Vendex does not have any sole or shared power to vote or to direct the vote, or any sole or shared power to dispose or to direct the disposition of any shares of the Common Stock.

            (c) On April 8, 1997 Vendex sold 1,820,386 shares of Common Stock, representing all of the Common Stock owned by Vendex as of such date, at a price of $33.2225 per share in an underwritten public offering pursuant to a Registration Statement filed by the Issuer with respect to such shares. Other than such sale, Vendex has not effected any transactions in the Common Stock since March 26, 1997, the date of Vendex's most recent filing on Schedule 13D. To Vendex's knowledge, no executive officer or director of Vendex has effected any transactions in the Common Stock during the past sixty days.

            (d) Not applicable.

            (e) On April 8, 1997, Vendex ceased to be the beneficial owner of more than five percent of the Common Stock.


      Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
              Securities of the Issuer.

            Item 6 is hereby amended to incorporate the following paragraph:

            On April 8, 1997, all of the Common Stock beneficially owned by Vendex was sold. As a result of such sale, the Securityholders Agreement dated as of November 16, 1992 among the Issuer, Mr. Leonard Riggio, Barnes & Noble Bookstores, Inc., Vendex, Princes Gate Investors, L.P., PGI Investments Limited, PGI Sweden AB and PG Investors, Inc. terminated.


                                Page 4 of 5 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   VENDEX INTERNATIONAL N.V.



   April 10, 1997                  By:  /s/ J.M. Hessels
---------------------                 ------------------------------------
        Date                          Name: J.M. Hessels
                                      Title: Chief Executive Officer


                                Page 5 of 5 Pages